

April 29, 2009

Steven J. Haack
Chief Financial Officer
WGNB Corp.
201 Maple Street
Carrollton, GA 30117

      Re: WGNB Corp.
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed April 29, 2009
             File No. 001-34147

Dear Mr. Haack:

We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney

cc: (facsimile only)

     Karen K. Leach
     Chorey, Taylor & Feil